UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934.
(Amendment No. 1)

Wavecom S.A.
(Name of Subject Company (Issuer))
Gemalto S.A.
a subsidiary of Gemalto N.V.
(Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))
Shares, nominal value of €1.00 per Share
and
American Depositary Shares evidenced by American Depositary Receipts, each representing one Share
(Title of Class of Securities)
943531103
(CUSIP Number of Class of Securities)
Christophe Pagezy
Gemalto S.A.
6 rue de la Verrerie
92197 Meudon Cedex, France
+33 1 55 01 50 00
Copy to:

Laurent Faugérolas	Jon J. Lyman
Stéphane Sabatier	Willkie Farr & Gallagher LLP
Willkie Farr & Gallagher LLP	One Angel Court
21-23 rue de la Ville l’Evêque	London EC2R 7HJ, England
Paris 75008, France	+44 20 7696 5454
+33 1 53 43 45 00
(Name, Address and Telephone Numbers of Persons
Authorized to Receive Notices and Communications on Behalf of Filing Persons)
Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$27,713,010	$1,089

*	Estimated solely for purposes of calculating the filing fee. The Transaction Valuation was calculated on the basis of (i) the offer price of (x) €7 for each of the 1,718,330 ADSs outstanding; (y) €7 for each of the 791,022 Shares estimated to be held by U.S. holders as of the date hereof within the meaning of Rule 14d-1(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”); (z) €31.30 plus unpaid accrued interest for each of the 128,594 OCEANEs estimated to be held by U.S. holders as of the date hereof; and (ii) an exchange rate (using the noon buying rate in New York City for cable transfers in euro as certified for customs purposes by the Federal Reserve Bank of New York on October 22, 2008) of $1.2835 for one euro. The unpaid accrued interest to be paid per OCEANE is estimated to be €0.01 per OCEANE based on an estimated settlement date of January 5, 2009 for the Offers (as defined below). The number of Shares and OCEANEs estimated to be held by U.S. holders is based on an assumption, made solely for purposes of calculating the filing fee, that 5% of the 15,820,442 outstanding Shares and 5% of the 2,571,884 outstanding OCEANEs are each held by U.S. holders. The number of ADSs, Shares and OCEANEs outstanding is based on Wavecom S.A.’s (“Wavecom”) Form 6-K filed with the Securities and Exchange Commission (the “Commission”) on October 22, 2008 and Wavecom’s Form 20-F for the fiscal year ended December 31, 2007 filed with the Commission on April 8, 2007.

**	The filing fee, calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, as modified by Fee Advisory No. 7 for the fiscal year 2008, is $39.30 for every $1,000,000 of transaction value.
☑ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,089	Filing Party: Gemalto S.A.
Form or Registration No.: SC TO-T	Date Filed: October 28, 2008
     ☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☑ third-party tender offer subject to Rule 14d-1.	☐ going-private transaction subject to Rule 13e-3.
☐ issuer tender offer subject to under Rule 13e-4.	☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 1 to Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on October 28, 2008 (the “Schedule TO”) by Gemalto S.A., a société anonyme organized under the laws of France (“Purchaser”) and a subsidiary of Gemalto N.V., a company organized under the laws of The Netherlands, relating to the offer to purchase all outstanding Wavecom shares, nominal value €1.00 (“Shares”), all outstanding Wavecom American Depositary Shares, each representing one Share (“ADSs”), and all outstanding bonds convertible or exchangeable into new or existing Shares (obligations à option de conversion et/ou d’échange en actions nouvelles ou existantes, or “OCEANEs”), through concurrent offers in the United States (the “U.S. Offer”) and France (the “International Offer”, and together with the U.S. Offer, the “Offers”). In the U.S. Offer, Purchaser is seeking to purchase all outstanding Shares and OCEANEs held by U.S. holders, within the meaning of Rule 14d-1(d) under the Exchange Act, and all outstanding ADSs wherever the holder is located, on the terms and conditions set forth in the U.S. Offer to Purchase, dated October 28, 2008 (the “U.S. Offer to Purchase”) and the related ADS Letter of Transmittal and the Forms of Acceptance.
     Except as specifically set forth herein, this Amendment No. 1 does not modify any of the information previously reported on Schedule TO. Capitalized terms used and not otherwise defined in this Amendment No. 1 shall have the meanings ascribed to them in the Schedule TO.
     The U.S. Offer to Purchase, including Schedule A thereto, is hereby incorporated by reference in response to all items of this Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.
Item 1. Summary Term Sheet.
     Item 1 of the Schedule TO is hereby amended and supplemented as follows:
      The paragraph under the question “What approvals are applicable to the Offers?” is hereby amended and restated in its entirety to read as follows:
“Our acquisition of Wavecom is subject to the filing and review requirements of antitrust authorities in the United States, Germany and South Africa. Under applicable U.S. law, we may not complete the Offers before the termination or expiration of the applicable waiting period under the Hart-Scott-Rodino Act of 1976 and no orders have been issued prohibiting the transaction. Under applicable German law, we may not complete the Offers until we receive clearance from the German Federal Cartel Office. Under applicable South African law, the acquisition of Securities pursuant to the Offers may be implemented only if the acquisition is approved by the South African Competition Commission. The Offers may be subject to the antitrust or other laws of certain other jurisdictions. Based upon an examination of publicly available information relating to the businesses in which Wavecom and its subsidiaries are engaged, we believe we can obtain all applicable antitrust regulatory approvals required for the acquisition of the Securities pursuant to the Offers, and the Offers are not subject to any antitrust condition.
See Section 14: “Certain Legal Matters.”
Item 11. Additional Information.
     Item 11(a) of the Schedule TO is hereby amended and supplemented as follows:
     The second paragraph in Section 14: “Certain Legal Matters” in the U.S. Offer to Purchase is hereby amended and restated in its entirety to read as follows:
     “Pursuant to requirements under the Hart-Scott-Rodino Act of 1976 (“HSR”), Purchaser has provided written notice to Wavecom of its intention to submit a Notification and Report Form with respect to the U.S. Offer and Purchaser filed its notification on November 3, 2008. Accordingly, the waiting period applicable to the purchase of Securities pursuant to the Offers will expire at 11:59 p.m., New York City time, on November 18, 2008. However, before this initial waiting period has expired, the DOJ or the FTC may extend the waiting period by requesting additional information and documentary material relevant to the Offers from Purchaser (a “second request”). If such second request is made to Purchaser, the waiting period will expire at 11:59 p.m., New York City time, on the 10th day after Purchaser (but not also Wavecom) has substantially complied with this request. After that time, the transaction may be stopped only by court order or with the consent of Purchaser. The waiting period will not be affected either by the failure of Wavecom to file a notification and report form or by the failure of Wavecom to comply with any request for additional information or materials issued by the FTC or the DOJ. As permitted under HSR, Purchaser has requested early termination of the initial waiting period applicable to the Offers. There can be no assurance, however, that the 15-day HSR waiting period will be terminated early.”
     The fifth, sixth, seventh and eighth paragraphs in Section 14: “Certain Legal Matters” in the U.S. Offer to Purchase are hereby amended and restated in their entirety to read as follows:
     “German Competition Laws. Under the provisions of the German Act against Restraints on Competition (“ARC”), the acquisition of Securities pursuant to the Offers may be consummated only if the acquisition is approved by the German Federal Cartel Office (“German Cartel Office”), either by written approval or by expiration of a one-month waiting period commenced by the filing by Purchaser of a complete notification (the “German Notification”) with respect to the Offers, unless the German Cartel Office notifies Purchaser within the one-month waiting period of the initiation of an in-depth investigation. Purchaser filed the German Notification on October 28, 2008; therefore, the deadline for the one-month review period ends on November 28, 2008. If the German Cartel Office initiates an in-depth investigation, the acquisition of Securities under the Offers may be consummated only if the acquisition is approved by the German Cartel Office, either by written approval or by expiration of a four-month waiting period commenced by the filing of the German Notification, unless the German Cartel Office notifies Purchaser within the four-month waiting period that the acquisition satisfies the conditions for a prohibition and may not be consummated.
     Based on publicly available information relating to the businesses in which Wavecom and its subsidiaries are engaged, Purchaser believes it can obtain all German antitrust approvals required for the acquisition of the Securities pursuant to the Offers. Nevertheless, there can be no assurance that a challenge of the acquisition of the Securities pursuant to the Offers on German antitrust grounds will not be made or that, if such challenge is made, Purchaser will prevail.
     South African Competition Laws. Under the provisions of the Competition Act 89 of 1998 and the rules that have been promulgated thereunder, the acquisition of Securities pursuant to the Offers may be implemented only if the acquisition is approved by the South African Competition Commission (the “South African Commission”), either by written approval or by expiration of the initial waiting period, unless the South African Commission notifies Purchaser of the extension of the initial waiting period.
     Purchaser intends to make application for permission to file a separate notification of a merger with respect to the Offers with the South African Commission as promptly as possible after the date hereof. Accordingly, the waiting period applicable to the purchase of Securities pursuant to the Offers will expire 20 business days following the day after Wavecom has submitted on its own behalf a notification certified to be complete, or from when the Purchaser files its separate application (in circumstances where Wavecom fails or declines to make its own notification). However, the South African Commission may extend the waiting period for a period of 40 business days. If the South African Commission extends the initial waiting period, the acquisition of Securities pursuant to the Offers may be implemented only if the acquisition is approved by the South African Commission, either by written approval or by expiration of the 40 business day-period, unless the South African Commission notifies Purchaser within the 40 business day-period that the acquisition satisfies the conditions for a prohibition and may not be implemented.

     Based on publicly available information relating to the businesses in which Wavecom and its subsidiaries are engaged, Purchaser believes it can obtain all South African antitrust approvals required for the acquisition of the Securities pursuant to the Offers. Nevertheless, there can be no assurance that a challenge of the acquisition of the Securities pursuant to the Offers on South African antitrust grounds will not be made or that, if such challenge is made, Purchaser will prevail. Further, there can be no assurance that Purchaser can obtain all South African antitrust regulatory approvals without the applicable authority extending the initial waiting period before the 20th business day following the day after Wavecom has submitted a notification certified to be complete.
     Competition Laws of Other Jurisdictions. Purchaser and Wavecom have assets and sales in numerous jurisdictions throughout the world other than the United States, Germany and South Africa. Many of those jurisdictions have antitrust or competition laws that could require that notifications be filed and clearances obtained prior to completion of the proposed transaction. Other jurisdictions require filings following completion of the transaction. Appropriate filings will be made in those jurisdictions where it is determined that a filing is required.
     The antitrust or competition laws of certain jurisdictions outside of the United States, Germany and South Africa permit relevant agencies to investigate and take proceedings in respect of transactions that are perceived to have an effect on competition in the jurisdiction. Although Purchaser does not anticipate that there will be any investigations or proceedings that would have a material impact on the completion of the Offers, there can be no assurance that such investigations or proceedings will not be initiated and, if initiated, would not have a material adverse impact on the completion of the Offers.”
Item 12. Exhibits.
     Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:
     99(a)(5)(i) Questions and Answers relating to the International Offer for use by the Information Agent (English translation)

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: November 3, 2008

GEMALTO S.A.
/s/ Patrick Mouchart

Name:	Patrick Mouchart
Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

99(a)(1)(i)	U.S. Offer to Purchase, dated October 28, 2008*

99(a)(1)(ii)	Form of ADS Letter of Transmittal (ADSs)*

99(a)(1)(iii)	Form of Notice of Guaranteed Delivery (ADSs)*

99(a)(1) (iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (ADSs)*

99(a)(1)(v)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (ADSs)*

99(a)(1)(vi)	Form of Share Form of Acceptance (Shares)*

99(a)(1)(vii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Shares)*

99(a)(1)(viii)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Shares)*

99(a)(1)(ix)	Form of OCEANE Form of Acceptance (OCEANEs)*

99(a)(1)(x)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (OCEANEs)*

99(a)(1)(xi)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (OCEANEs)*

99(a)(1)(xii)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*

99(a)(1)(xiii)	Form of Summary Advertisement, published on October 28, 2008*

99(a)(5)(i)	Questions and Answers relating to the International Offer for use by the Information Agent (English translation)

99(b)	Not applicable

99(d)	Not applicable

99(g)	Not applicable

99(h)	Not applicable

*	Previously filed.